                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               UTI ENERGY CORP.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   009033871
                   -----------------------------------------
                                 (CUSIP Number)


                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                      LOS ANGELES, CALIFORNIA 90013-1010
                                 (213)896-6013
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                APRIL 11, 1997
                                --------------

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

-----------------------                                  ---------------------
  CUSIP NO. 009033871                   13D                PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Canpartners Investments IV, LLC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         California
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF               400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON                 400,000

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         400,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         9.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  009033871                  13D                PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Canpartners Incorporated

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         California
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF               400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON                 400,000

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         400,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         9.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 009033871                   13D                PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Mitchell R. Julis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         USA
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF               400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON                 400,000

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         400,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         9.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (page 4 of 10 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 009033871                   13D                PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joshua S. Friedman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         USA
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF               400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON                 400,000

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         400,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         9.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 5 of 10 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 009033871                   13D                PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        R. Christian B. Evensen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         USA
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF               400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON                 400,000

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         400,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         9.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 6 of 10 Pages)

ITEM 1.   SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of UTI Energy Corp., a Delaware corporation (the "Company"), which has its principal executive offices at 485 Devon Park Dr., Ste 112, Wayne, PA 19087.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Schedule is being filed by (i) Canpartners Investments IV, LLC, a California limited liability company ("Canpartners IV"), a 25% interest of which is held by Canpartners Incorporated (a California corporation owned one-third each by Joshua S. Friedman, Mitchell R. Julis and R. Christian B. Evensen, "Canpartners"), and 75% of which is owned by Messrs. Julis, Evensen and Friedman, (ii) by Canpartners and (iii) by Messrs. Julis, Evensen and Friedman.

     Each of the persons listed above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 400,000 shares of Common Stock (the "Shares") or approximately 9.4% of the outstanding shares of Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b),(c) Canpartners IV is primarily involved in holding securities for the account of others and in investment advisory and investment banking services. Canpartners is a holding company formed for the purpose of acting as the general partner in various investment partnerships. Mr. Evensen, a director and President of Canpartners holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a director, Vice President and Secretary of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director, Vice President and Treasurer of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. Canpartners IV holds the Warrants and Promissory Notes acquired from the Company on behalf of five investors, Value Realization Fund, L.P. (as to 112,000 shares), Canyon Value Realization Fund (Cayman) Ltd., (as to 224,000 shares), GRS Partners II (as to 16,000 shares), CPI Securities, L.P. (as to 16,000 shares) and Apdel, LLC (as to 32,000 shares). Of the Warrants held by CPI Securities, L.P., 25% are held for the benefit of each of Joshua S. Friedman or his family trusts, Mitchell R. Julis or his family trusts and R. Christian B. Evensen or his family trusts and 25% will be held for the benefit of certain employees of CPI Securities, L.P., as yet undetermined. Canyon Capital Management, L.P., is an affiliate of Canpartners IV and acts as Investment Advisor for all of the foregoing entities. The business address of each of Canpartners IV, Canpartners and Messrs. Julis, Friedman and Evensen is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212. The Business address of GRS Partners II is 333 West Wacker Drive, Suite 1600, Chicago, IL 60606. The business address of Canyon Value Realization Fund (Cayman) is c/o MeesPierson, P.O. Box 2003, Brittish American Center, Phase 3, Dr. Roy's Drive, Grand Cayman, B.W.I.

     (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Each of the Reporting Persons has the right to purchase the shares of Common Stock at a price of $32.50 per share upon exercise of the Warrants (as defined in Item 4). The aggregate purchase price for the Common Stock for each Reporting Person, if the Warrants were exercised, is $13,000,000.

                              Page 7 of 10 Pages

ITEM 4.   PURPOSE OF TRANSACTION

     All of the rights to purchase shares of Common Stock were purchased for investment purposes only. The Reporting Persons have purchased on April 11, 1997 $25 million of the Company's 12% senior subordinated notes due 2001, pursuant to a note purchase agreement, dated as of April 11, 1997 between Canpartners Investments IV, LLC and the Company (the "Note Purchase Agreement"), a representative copy of which is attached as Exhibit B to this Schedule 13D, with warrants attached to purchase 400,000 shares of the Common Stock at a price of $32.50 per share (the "Warrants"), pursuant to a warrant agreement, dated as of April 11, 1997 (the "Warrant Agreement") between the Canpartners IV and the Company, a representative copy of which is attached as Exhibit C to this
Schedule 13D and a registration rights agreement between the Company and Canpartners IV (the "Registration Rights Agreement") pursuant to which the Company has agreed to register any securities underlying the Warrants, a representative copy of which is attached as Exhibit D to this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Section 13(d)(1) of the Act, was the beneficial owner of an aggregate of 400,000 shares (including 400,000 shares of Common Stock which the Reporting Persons have the right to acquire upon exercise of the Warrants) of Common Stock of the Company, which constituted approximately 9.4% of the 4,258,511 shares of Common Stock outstanding as of December 31, 1996 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996) after including the shares which the Reporting Persons have the right to acquire upon exercise of the Warrants.

     (b) With respect to the 400,000 shares of Common Stock underlying the Warrants acquired by Canpartners IV, Canpartners IV exercises both voting and dispositive power and since Canpartners IV is controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled by Messrs. Evensen, Friedman and Julis and each of these Reporting Persons therefore exercises both voting and dispositive power with respect to the shares of Common Stock acquired by Canpartners IV. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Common Stock. Canpartners IV holds the Warrants and Promissory Notes acquired from the Company on behalf of five investors, Value Realization Fund, L.P. (as to 112,000 shares), Canyon Value Realization Fund (Cayman) (as to 224,000 shares), Ltd., GRS Partners II (as to 16,000 shares), CPI Securities L.P. (as to 16,000 shares) and Apdel, LLC (as to 32,000 shares). Of the Warrants held by CPI Securities, L.P., 25% are held for the benefit of each of Joshua S. Friedman or his family trusts, Mitchell R. Julis or his family trusts and R. Christian B. Evensen or his family trusts and 25% will be held for the benefit of certain employees of CPI Securities, L.P., as yet undetermined.

     (c) Item 3 above sets forth the amount of shares which each Reporting Person has the right to acquire upon exercise of the Warrants and the aggregate purchase price of such shares. All of the transactions reflected in Item 3 above were effectuated on April 11, 1997. None of the Reporting Persons have effected any other transaction in the Common Stock in the past 60 days.

     (d) No persons other than the Reporting Persons, each with respect to the shares of Common Stock which they have the right to acquire upon exercise of the Warrants, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except with respect to the Exhibits listed in Item 7 below, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of The Company.

                              Page 8 of 10 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:  Joint Filing Agreement among the Reporting Persons dated April
                 21, 1997.
     Exhibit B:  Note Purchase Agreement
     Exhibit C:  Warrant Agreement
     Exhibit D:  Registration Rights Agreement

                              Page 9 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CANPARTNERS INVESTMENTS IV, LLC
                              By: Canpartners Incorporated, its General Partner


                              By:  /s/ R. Christian B. Evensen
                                  -------------------------------------
                                  R. Christian B. Evensen, President

                              CANPARTNERS INCORPORATED


                              By:  /s/ R. Christian B. Evensen
                                  -------------------------------------
                                  R. Christian B. Evensen, President


                                 /s/ Mitchell R. Julis
                              -----------------------------------------
                                 Mitchell R. Julis


                               /s/ Joshua S. Friedman
                              -----------------------------------------
                                 Joshua S. Friedman


                               /s/ R. Christian B. Evensen
                              -----------------------------------------
                                 R. Christian B. Evensen


                              Page 10 of 10 Pages